EXHIBIT 10.25

[RAYMOND JAMES LETTERHEAD]

January 9, 2014

Hand Delivery

Mr. Chester B. Helck
255 6th Avenue North
Tierra Verde, FL 33715

Dear Chet:

You informed me today of your decision to retire at the end of this fiscal year. Congratulations! This is never an easy decision to make. I understand you do not wish to stand for re-election as a Director of Raymond James Financial, Inc. (“RJF”). At my request, you have however agreed to continue to be available to work for RJF in a new role until your retirement, as described below. In this connection, we have agreed on the following terms:

You will remain CEO, Global Private Client Group and a member of the Executive Committee until February 21st, 2014. Thereafter, your title will be Senior Advisor of RJF. You will remain based in our St. Petersburg, Florida, office and will report directly to me. You will have a dedicated office through March 1, 2014. Effective March 1, 2014, you will be provided with an office and administrative support as necessary, until September 30, 2014 (the “Retirement Date”).

1.Your expected duties and compensation in your new role include the following:

a.Supporting RJF and PCG’s objectives;

b.Participation in RJF’s Annual Long-Range Planning Board of Directors Meeting on February 22-23, 2014.

c.In exchange for performing the above-listed duties, your annual salary will remain at $335,000. Your fiscal 2014 bonus compensation will be $2,400,000, and the cash portion thereof will be paid to you on the second Friday of December, 2014, similar to other senior managers. You will not be required to be employed on the date the cash portion of your bonus is first scheduled to be paid in order to receive such bonus. Except as set forth in paragraph 4 below, in the event your employment terminates for any reason prior to the Retirement Date, all rights to unpaid compensation, including any bonus, will cease immediately.

2.Your 2014 bonus will be paid in accordance with the firm’s stock bonus program under the Company’s 2012 Stock Incentive Plan, which currently provides that if your bonus is $275,000 or higher, a portion of your annual bonus will be paid in the form of restricted stock units. The allocation between cash and restricted stock units varies with the size of the total bonus. All of those restrictive stock units will be time-based vesting units, cliff vesting on the third anniversary of their grant date. The grant date for these restricted stock units will be the Retirement Date.

3.Prior to the Retirement Date, you will continue to be eligible to participate in the Company’s group health and welfare plans, in addition to the Profit Sharing Plan, Employee Stock Ownership Plan, Employee Stock Purchase Plan, the 401(k) Plan and the LTIP as outlined in the applicable plan documents.

4.Raymond James acknowledges and agrees the amounts set forth in paragraph 1c. above shall immediately be due and payable to you, or your heirs, assigns, executors and administrators, as applicable, upon any of the following circumstances:

a.Your death, or Disability; or

b. any Change in Control with respect to RJF,

as the terms “Disability” and “Change in Control” are defined in the 2012 Stock Incentive Plan.

5.You agree at reasonable times and with reasonable notice to cooperate fully with Raymond James in the investigation of any claims, suits, investigations or enforcement proceedings brought against Raymond James arising from, involving or concerning any portion of your prior employment with Raymond James in order to permit Raymond James to be able to fully and fairly investigate and defend such claims. You affirm that any testimony or information provided pursuant to the terms of this paragraph will be accurate and truthful. Raymond James agrees to compensate you for any out-of-pocket travel related expenses incurred by you as a part of your compliance with this paragraph.

6.Confidential Information and Noncompete/Nonsolicitation

a.Confidential Information. You acknowledge that in the course of your employment, you have acquired information about Raymond James Financial and its consolidated subsidiaries (Company Information) and that such Company Information has been disclosed to you in confidence and for Raymond James’s use only. You shall: (a) keep such Company Information confidential at all times after your employment with Raymond James; (b) not disclose or communicate Company Information to any third party without the prior consent of Raymond James. In view of the nature of your employment and the nature of the Company Information which you have received during the course of employment, you agree that any unauthorized disclosure to third parties of Company Information or other violations or threatened violation, of this Agreement would cause irreparable damage to the trade secret status of Company Information and to Raymond James, and that, therefore, Raymond James shall be entitled to an injunction prohibiting you from any such disclosure, attempted disclosure, violation, or threatened violation. When the Company Information becomes generally available to the public other than by your acts or omissions, it is no longer subject to the restrictions in this Paragraph. However, Company Information shall not be deemed to come under this exception because it is embraced by more general information that is or becomes generally available to the public. You acknowledge that the confidentiality provisions of the Raymond James Financial Business Ethics Policy between Raymond James and you remain in full force and effect notwithstanding any other provisions of this letter agreement and, along with the undertakings set forth in this paragraph, shall survive the termination of this letter agreement and your employment.

b.Non-competition and Non-solicitation. For two (2) years following the end of your employment, you shall not compete with Raymond James or any of its consolidated subsidiaries (“Raymond James”) or solicit as outlined below. For purposes of this paragraph, a you shall be deemed to have engaged in competition with Raymond James or solicited Raymond James customers or Associates if you:

(i)own, manage, operate, control, or are employed by, act as an agent for, participate in or are connected in any manner with the ownership, management, operation or control of any business that is engaged in one or more businesses that are or may be competitive to the business of Raymond James; provided that this restriction shall encompass (A) the State of Florida; (B) all other states in the United States where Raymond James is engaged in business (and every city, county and other political subdivision of such states); and (C) any other countries where Raymond James is engaged in business (and every city, county, province and other political subdivision of such countries);

(ii)solicit or call either for yourself, or for any other person or firm, corporation, association or other entity, any of the customers of Raymond James on whom you called, with whom you became acquainted, or of whom you learned of during your employment; or

(iii)solicit any of the employees or agents of Raymond James to terminate his or her employment or relationship with Raymond James.

7.The period beginning on March 1, 2014 and ending on the Retirement Date shall be referred to as the “Transition Period.” During the Transition Period, you shall not physically report to work unless directed by Raymond James. You agree to be reasonably available to assist with transition matters, and you will remain available to work on special projects upon written notice and at reasonable times as reasonably requested by Paul Reilly, in his capacity as Chief Executive Officer of RJF. Notwithstanding the foregoing, Raymond James acknowledges that you may not be domiciled in Florida and shall have a reasonable amount of time to comply with any request for a special project. (This is now covered in the second paragraph)

8.Limitations Under Code Section 409A.

a.If at the time of your separation from service, (i) you are a specified employee (within the meaning of Section 409A of the Internal Revenue Code (“Section 409A”) and using the identification methodology selected by Raymond James from time to time), and (ii) Raymond James makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A), the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then Raymond James will not pay such amount on the otherwise scheduled payment date but will instead pay it in a lump sum on the first business day after such six-month period, together with interest for the period of delay, compounded annually, equal to the prime rate (as published in the Wall Street Journal) in effect as of the dates the payments should otherwise have been provided.

b.It is the intention of the parties that payments or benefits payable under this Agreement not be subject to the additional tax imposed pursuant to Section 409A of the Code. To the extent such potential payments or benefits could become subject to such Section, the parties shall cooperate to amend this Agreement with the goal of giving the Associate the economic benefits described herein in a manner that does not result in such tax being imposed.

c.With respect to payments under this Agreement, for purposes of Section 409A of the Code of 1986, each severance payment will be considered one of a series of separate payments.

d.You will be deemed to have a termination of employment for purposes of determining the timing of any payments that are classified as deferred compensation only upon a “separation from service” within the meaning of Section 409A.

e.Any amount that you are entitled to be reimbursed under this Agreement will be reimbursed to you as promptly as practical and in any event not later than the last day of the calendar year after the calendar year in which the expenses were incurred, and the amount of the expenses eligible for reimbursement during any calendar year will not affect the amount of expenses eligible for reimbursement in any other calendar year.

f.If on the due date for any payment pursuant to this Section which constituted deferred compensation within the meaning of Section 409A, all revocation periods with respect to the release have not yet expired, such payment will not be made until such revocation period has expired and if such revocation period has not expired by the end of the calendar year in which the payment would have otherwise been made, the payment shall be forfeited.

9.Announcements.    The parties hereto shall work together on the wording of both a private and a public message related to the end of your employment to be reflected as retirement. In the event any person or entity asks any party hereto about your employment with Raymond James and any disputes relating thereto, such party’s response should be consistent with the wording of the public message.

Once again, congratulations on your decision. We appreciate your dedication and hard work over the years. You have been a very valuable contributor and leader in the success of PCG. Again, thank you.

Sincerely,

/s/ Paul C. Reilly
Paul C. Reilly
Chief Executive Officer

I have read and understood this letter agreement and agree to comply with its terms and conditions, which I acknowledge to be final and binding:

/s/ Chester B. Helck
Chester B. Helck

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